

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

Kevin J. Knopp
Chief Executive Officer
908 Devices Inc.
645 Summer Street
Boston, MA 02210

       Re: 908 Devices Inc.
           Registration Statement on Form S-1
           Filed November 25, 2020
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 1, 2020
           File No. 333-250954

Dear Mr. Knopp:

      We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed November 25, 2020

Description of Capital Stock
Choice of Forum, page 143

1.   Refer to comment 13 of our October 30, 2020 letter and your disclosure indicating your Delaware Court of Chancery forum selection provision does not apply to claims arising under the Securities Act or Exchange Act. Please revise Section 8 of of your amended and restated by-laws filed as Exhibit 3.5 to clearly state that this provision does not apply to claims arising under the Securities Act or Exchange Act. Additionally, Section 8 does not reflect the federal forum selection provision described on page 143. Please revise to address this inconsistency.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Brian Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christine Westbrook at (202) 551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Minihan, Esq.